May 20, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Sphere 3D Corp.
Registration Statement on Form F-1, as amended (File No. 333-254742)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Sphere 3D Corp. (the "Company"), we hereby join the Company's request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 P.M., Eastern Time on Monday, May 24, 2021, or as soon thereafter as is practicable.

  The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director